Novartis AG Postfach 4002 Basel Switzerland

September15, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:          Novartis AG

Form 20-F for Fiscal Year Ended December 31, 2010

Filed January 27, 2011

File No. 001-15024

Dear Mr. Rosenberg:

We are in receipt of your letter addressed to Jonathan Symonds, our Chief Financial Officer, dated September 9, 2011, which was in response to our letter dated August 26, 2011.  As agreed in a telephone call between Barry Rosenfeld, of our affiliate Novartis Corporation, and Frank Wyman, Staff Accountant at SEC, our time to respond to your letter is extended through and including October 7, 2011.

Respectfully submitted,

Novartis AG

/s/ JONATHAN SYMONDS	/s/ THOMAS WERLEN
Jonathan Symonds	Thomas Werlen
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group